October 5, 2016

VIA EDGAR

Mara Ransom, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZAGG Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 8, 2016
Form 10-Q for the Fiscal Quarter Ended June 30, 2016
Filed August 3, 2016
File No. 001-34528

Dear Ms. Ransom:

We are in receipt of your comment letter dated September 27, 2016 regarding the above referenced filings (the “Comment Letter”). In the Comment Letter Staff requests that ZAGG Inc (the “Company”) respond to the comments set forth therein within 10 business days or advise the Staff when the Company will provide a response. Per our attorney’s conversation with Mr. Danilo Castelli on October 5, 2016, the Staff has granted the Company an extension of 10 business days from the original due date to respond to the Comment Letter. Accordingly, we will provide our response to the Comment Letter by October 26, 2016.

Sincerely,

ZAGG Inc

By:	/s/ Bradley J. Holiday
Name: Bradley J. Holiday
Title: Chief Financial Officer